Exhibit 99.1

The following is a free translation into English of the notice in Hebrew published in two daily Israeli newspapers on July 5, 2017 (the original Hebrew wording is binding)

MEDIGUS LTD.

Company No. 51-286697-1

Omer Industrial Park, Building No. 7A, P.O. Box 3030, Omer 8496500, 072-2602200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders of Medigus Ltd. (the “Company”), will be held on Tuesday, August 15, 2017, at 5:00 PM (Israel time), at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel (the “Meeting”).

The agenda of the Meeting shall be as follows:

1.	To re-elect Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland and Mr. Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof;
2.	To elect Mr. Doron Birger, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof;
3.	To approve the grant of options to the Company’s chief executive officer, Mr. Christopher (Chris) Rowland;
4.	To approve the grant of options to Company’s directors;
5.	To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 24,000,000 ordinary shares; and
6.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017, and its service until the annual general meeting of shareholders to be held in 2018.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2016.

Only holders of record at the close of business on Monday, July 10, 2017, are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Monday, August 7, 2017.

A duly executed proxy must be received no later than Tuesday, August 15, 2017, at 1:00 PM, Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Medigus Ltd.